Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 13, 2021

Relating to Preliminary Prospectus dated July 7, 2021

Registration Statement No. 333-257193

F45 Training Holdings Inc.

F45 Training Holdings Inc. (the “Company”) has filed a registration statement on Form S-1 (including a preliminary prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone toll-free at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 by telephone toll-free at 1-866-803-9204 or by e-mail at prospectus-eq_fi@jpmchase.com.

The following information supplements and updates the information contained in the preliminary prospectus dated July 7, 2021 (the “Preliminary Prospectus”), included in Amendment No. 1 to the registration statement on Form S-1 (File No. 333-257193) of the Company. This communication should be read together with the Preliminary Prospectus. A copy of the Preliminary Prospectus included in Amendment No. 1 to the Registration Statement can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/0001788717/000119312521209204/d144166ds1a.htm .

Defined terms used herein and not otherwise defined shall have the meanings set forth in the Preliminary Prospectus.

	March 31, 2021
	Actual	Pro forma(1)	Pro forma adjusted(2)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,333	$25,333	$80,650
Total assets	84,765	84,765	198,197
Deferred revenue	17,650	17,650	17,650
Total liabilities	363,118	284,153	114,560
Convertible preferred stock	98,544	-	-
Total stockholders’ (deficit) equity	(376,897)	(199,388)	50,522

(1)

The pro forma column gives effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 25,805,602 shares of our common stock upon completion of this offering, (ii) the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon completion of this offering and (iii) the filing and effectiveness of our restated certificate of incorporation.

(2)

The pro forma as adjusted column gives effect to (i) the pro forma adjustments described in footnote (1) above, (ii) our receipt of estimated net proceeds from the sale and issuance of shares of our common stock in this offering, at an assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (iii) repayment of $169.6 million of indebtedness, including repayment of our Term Facility, Revolving Facility, Subordinated Term Facility, and PPP loan, (iv) $25.0 million to pay the purchase price for our acquisition of certain assets of the Flywheel indoor cycling studio business, and (v) $5.6 million of other expenses incurred in connection with this offering and approximately $2.5 million to pay cash bonuses to certain of our employees and executive officers.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021, on:

•	an actual basis (after giving effect to the 2-for-1 forward stock split of the Company ‘s common stock that occurred on July 6, 2021);

•

a pro forma basis, to give effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 27,368,102 shares of our common stock upon completion of this offering, (ii) the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon completion of this offering, and (iii) the filing and effectiveness of our restated certificate of incorporation; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) our receipt of estimated net proceeds from the sale and issuance of shares of our common stock in this offering, at an assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) repayment of $190.7 million of indebtedness, including repayment of our Term Facility, Revolving Facility, Subordinated Term Facility and PPP loan, including associated prepayment penalties of $3.99 million and accelerated interest of $12.7 million, (iv) $25.0 million to pay the purchase price for our acquisition of certain assets of the Flywheel indoor cycling studio business, and (v) $5.6 million of other expenses incurred in connection with this offering and approximately $2.5 million to pay cash bonuses to certain of our employees and executive officers.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” our interim unaudited condensed consolidated financial statements as of March 31, 2021, and for the three months ended March 31, 2021 and 2020 and our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and related notes included elsewhere in this prospectus.

	As of March 31, 2021
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$25,333	$25,333	$80,650

Debt:
Convertible notes	78,965	-	-
Term loan facility	32,078	32,078	-
Revolver credit facility	6,950	6,950	-
Subordinated term facility	128,502	128,502	-
PPP loan	2,063	2,063	-

Total debt	248,558	169,593	-

Convertible preferred stock, USD $0.0001 par value; 9,854,432 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	98,544	-	-

	As of March 31, 2021
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted
Stockholders’ deficit:
Common stock, $0.00005 par value per share; 108,000,000 shares authorized, 29,281,514 shares issued and oustanding, actual; 108,000,000 shares authorized, 69,934,182 shares issued and oustanding, pro forma; 108,000,000 shares authorized, 88,684,182 shares issued and oustanding, pro forma as adjusted	$1	$3	$4
Additional paid-in capital	11,456	214,095	487,480
Accumulated other comprehensive loss	(943)	(943)	(943)
Accumulated deficit	(212,691)	(237,823)	(261,299)
Less: Treasury stock	(174,720)	(174,720)	(174,720)
Total stockholders’ (deficit) equity	(376,897)	(199,388)	50,522

Total capitalization	$(29,795)	$(29,795)	$50,522

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity and total capitalization by approximately $17.4 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 in the number of shares offered by us in this offering would increase or decrease the amount of our cash, total assets and total stockholders’ equity by approximately $14.9 million, assuming the initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding immediately after this offering is based on 90,246,682 shares of common stock outstanding as of March 31, 2021, assuming (i) the conversion of all of our outstanding shares of convertible preferred stock as of March 31, 2021 into an aggregate of 27,368,102 shares of our common stock upon the completion of this offering and (ii) the conversion of all of our convertible notes into an aggregate of 14,847,066 shares of our common stock upon the completion of this offering, and excludes 1,145,416 shares that will become available for future issuance under the 2021 Plan upon the effectiveness of the registration statement of which this prospectus forms a part (which includes 3,854,584 shares of our common stock issuable upon the settlement of RSUs and exercise of stock options to be granted in connection with this offering under the 2021 Plan to certain of our employees (including certain executive officers), with the stock options to have an exercise price per share equal to the initial public offering price in this offering).

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of March 31, 2021 was $378.8 million, or $(12.94) per share of common stock. Our net tangible book deficit per share represents total tangible assets (total assets less intangible assets and deferred offering costs) less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding as of March 31, 2021.

Our pro forma net tangible book deficit at March 31, 2021 would have been $201.3 million, or $(2.82) per share of our common stock. Our pro forma net tangible book deficit per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding, after giving effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 27,368,102 shares of our common stock upon completion of this offering and (ii) the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon completion of this offering.

After giving effect to (i) the pro forma adjustments set forth above, (ii) our sale in this offering of 18,750,000 shares of our common stock at an assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iii) our use of proceeds from the offering, including repayment of $190.7 million of indebtedness under our Term Facility, Revolving Facility, Subordinated Term Facility and PPP loan, which includes associated prepayment penalties of $3.99 million and accelerated interest of $12.7 million, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $51.1 million, or $0.57 per share. This represents an immediate increase in pro forma net tangible book value of $3.45 per share to our existing stockholders and an immediate dilution of $15.42 per share to investors in this offering. Net tangible book value dilution per share to new investors in this offering represents the difference between the amount per share paid by new investors purchasing shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$16.00
Historical net tangible book value (deficit) per share as of March 31, 2021	(12.94)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	10.12
Pro forma net tangible book deficit per share as of March 31, 2021 before giving effect to this offering	(2.82)
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	3.38
Pro forma as adjusted net tangible book value per share after giving effect to this offering	0.57
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering	15.43

The dilution information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $17.4 million, or approximately $0.77 per share, and dilution per share to new investors in this offering by $0.20, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1,000,000 in the number of shares offered by us in this offering would increase our pro forma as adjusted net tangible book value by approximately $14.9 million, or approximately $0.74 per share, and would decrease dilution per share to new investors in this offering by approximately $0.16 per share, and each decrease of 1,000,000 in the number of shares offered by us in this offering would decrease our pro forma as adjusted net tangible book value by approximately $14.9 million, or approximately $0.41 per share, in each case assuming the initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table shows, as of March 31, 2021, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share by (i) existing stockholders and (ii) new investors acquiring our common stock in this offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Share ownership		Total consideration		Weighted Average price per share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	69,934,182	77.5%	$270,000	45.4%	$3.62
New investors	20,312,500	22.5%	325,000	54.6%	16.00

Total	90,246,682	100.0%	$595,000	100.0%	$6.40

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors by approximately $17.4 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of shares offered by us in this offering would increase or decrease, as applicable, total consideration paid by new investors by approximately $14.9 million, assuming the initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, our existing stockholders would own 74.3% and our new investors would own 25.7% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding immediately after this offering is based on 90,246,682 shares of common stock outstanding as of March 31, 2021, assuming (i) the conversion of all of our outstanding shares of convertible preferred stock as of March 31, 2021 into an aggregate of 27,368,102 shares of our common stock upon the completion of this offering and (ii) the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon the completion of this offering, and excludes (a) shares that will become available for future issuance under the 2021 Plan upon the effectiveness of the registration statement of which this prospectus forms a part (which includes 3,854,584 shares of our common stock issuable upon the settlement of RSUs and exercise of stock options to be granted in connection with this offering under the 2021 Plan to certain of our employees (including certain executive officers), at an exercise price per share equal to the initial public offering price in this offering and (b) 2,738,648 RSUs, which were issued to Mr. Wahlberg pursuant to a promotional services agreement that we entered into in connection with the MWIG investment (see “Certain Relationships and Related Party Transactions—Promotional Agreement” for more details regarding the RSUs held by Mr. Wahlberg), which RSUs will vest in connection with offering, but not settle until 2022).

In addition, to the extent that any outstanding options or warrants are exercised, investors in this offering will experience further dilution.